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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 10)*

                              Danaher Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   23585110
         ------------------------------------------------------------
                                (CUSIP Number)

                                Michael G. Ryan
                       1250 24th Street, N.W., Suite 800
                             Washington, DC 20037
                                (202) 828-0060
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               October 25, 1996
         ------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------------------      -------------------------------------
CUSIP No. 23585110                         Page 2 of 9 Pages
          -----------------------
-------------------------------------      -------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Equity Group Holdings LLC

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [X]
                                                                         (b) [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO, PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        12,032,444

                   -------------------------------------------------------------
    NUMBER OF      8    SHARED VOTING POWER
      SHARES            None
   BENEFICIALLY
     OWNED BY      -------------------------------------------------------------
       EACH        9    SOLE DISPOSITIVE POWER
    REPORTING           12,032,444
      PERSON
       WITH        -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        None

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     12,032,444
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------------------------      -------------------------------------
CUSIP No. 23585110                         Page 3 of 9 Pages
          -----------------------
-------------------------------------      -------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Equity Group Holdings II LLC

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO, PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                     [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------

                   7    SOLE VOTING POWER
                        8,776,820

    NUMBER OF      -------------------------------------------------------------
      SHARES       8    SHARED VOTING POWER
   BENEFICIALLY         None
     OWNED BY
       EACH        -------------------------------------------------------------
    REPORTING      9    SOLE DISPOSITIVE POWER
      PERSON            8,776,820
       WITH        -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        None

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,776,820
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------------------------      -------------------------------------
CUSIP No. 23585110                         Page 4 of 9 Pages
          -----------------------
-------------------------------------      -------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Steven M. Rales
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO, PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                     [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------

                   7    SOLE VOTING POWER
                        1,207,571 1/
    NUMBER OF      -------------------------------------------------------------
      SHARES       8    SHARED VOTING POWER
   BENEFICIALLY         20,809,264
     OWNED BY
       EACH        -------------------------------------------------------------
    REPORTING      9    SOLE DISPOSITIVE POWER
      PERSON            1,207,571 1/
       WITH        -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        20,809,264

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     22,016,835
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     38%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 1/ The amount of securities over which Mr. Rales exercises sole dispositive power includes 1,055,511 shares pledged as collateral to secure a loan of shares by Capital Yield Corporation.

                                  SCHEDULE 13D

-------------------------------------      -------------------------------------
CUSIP No. 23585110                         Page 5 of 9 Pages
          -----------------------
-------------------------------------      -------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Mitchell P. Rales
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO, PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                     [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------

                   7    SOLE VOTING POWER
                        1,431,443 1/
    NUMBER OF      -------------------------------------------------------------
      SHARES       8    SHARED VOTING POWER
   BENEFICIALLY         20,809,264
     OWNED BY
       EACH        -------------------------------------------------------------
    REPORTING      9    SOLE DISPOSITIVE POWER
      PERSON            1,431,443 1/
       WITH        -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        20,809,264

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     22,240,707
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     38%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
1/ The amount of securities over which Mr. Rales exercises sole dispositive power includes 1,055,511 shares pledged as collateral to secure a loan of shares by Capital Yield Corporation.

-------------------------------------      -------------------------------------
CUSIP No. 23585110                         Page 6 of 9 Pages
          -----------------------
-------------------------------------      -------------------------------------

This Amendment No. 11 to Schedule 13D amends and supplements, in accordance with Rule 13d-2, the Schedule 13D and amendments thereto previously filed by and on behalf of the Reporting Persons.

Item 1.

      The class of equity securities to which this Statement relates is the Common Stock, par value $.01 per share (the "Shares"), of Danaher Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1250 24th Street, N.W., Suite 800, Washington, D.C. 20037.

Item. 2.    Identity and Background.

      This Statement is being filed by Equity Group Holdings LLC, a Delaware limited liability company, Equity Group Holdings II LLC, a Delaware limited liability company, Steven M. Rales and Mitchell P. Rales. Equity Group Holdings LLC and Equity Group Holdings II LLC are engaged in the business of identifying and holding investments in private and public companies. Steven M. Rales and Mitchell P. Rales are the sole members of Equity Group Holdings LLC and Equity Groups Holdings II LLC. Appendix I attached hereto sets forth with respect to each member of Equity Group Holdings LLC and Equity Group Holdings II LLC, the following information: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted; and
(iv) citizenship. Appendix I also sets forth the business address of each entity.

      During the last five years, neither Equity Group Holdings LLC, Equity Group Holdings II LLC, Mitchell P. Rales nor Steven M. Rales: (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration

            Item 3 is hereby amended and supplemented by adding thereto the following:

            On October 25, 1996, Mitchell P. Rales purchased 250,000 Shares at $41.05 per share. The source of the consideration, $10,262,500, was personal funds.

Item 4.     Purpose of Transaction.

      Steven Rales is the Chairman of the Board of the Issuer and Mitchell P. Rales is the Chairman of the Executive Committee of the Issuer. The Shares owned by each of the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make additional purchases of Shares either in the open market or in private transactions depending on an evaluation of the Issuer's business prospects and financial condition, the market for the Shares, other opportunities available to each of the Reporting Persons, prospects for the business of Equity Group Holdings LLC and

-------------------------------------      -------------------------------------
CUSIP No. 23585110                         Page 7 of 9 Pages
          -----------------------
-------------------------------------      -------------------------------------

Equity Group Holdings II LLC, general economic conditions, money and stock market conditions and other future developments. Except as set forth in this
Item 4 and elsewhere in this Statement, neither Equity Group Holdings LLC, Equity Group Holdings II LLC, Steven M. Rales nor Mitchell P. Rales, has any plans or proposal, which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer

            Item 5 is hereby amended and supplemented as follows:

      As of the date hereof, Equity Group Holdings LLC is the beneficial owner of 12,032,444 Shares, representing approximately 21% of the 58,478,218 Shares outstanding on October 17, 1996, as represented in the Issuer's Form 10-Q for the quarter ended September 27, 1996.

      As of the date hereof, Equity Group Holdings II LLC is the beneficial owner of 8,776,820 Shares representing approximately 15% of the 58,478,218 Shares outstanding on October 17, 1996, as reported in the Issuer's Form 10-Q for the quarter ended September 27, 1996.

      As of the date hereof, Mitchell P. Rales is the beneficial owner of 22,240,707 Shares representing approximately 38% of the 58,478,218 Shares outstanding on October 17, 1996 as reported in the Issuer's Form 10-Q for the quarter ended September 27, 1996.

      As of the date hereof, Steven M. Rales is the beneficial owner of 22,016,835 Shares representing approximately 38% of the 58,478,218 Shares outstanding on October 17, 1996, as reported in the Issuer's Form 10-Q for the quarter ended September 27, 1996.

      The Shares beneficially owned by each of Steven M. Rales and Mitchell P. Rales include (i) Shares beneficially owned by each of Equity Group Holdings LLC and Equity Group Holdings II LLC and (ii) 1,055,511 Shares pledged as collateral to secure a loan of Shares to each of them by Capital Yield Corporation.

-------------------------------------      -------------------------------------
CUSIP No. 23585110                         Page 8 of 9 Pages
          -----------------------
-------------------------------------      -------------------------------------

                                    SIGNATURE
                                    ---------

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   November 1, 1996
      ---------------------------------

                                          By:    /s/ Steven M. Rales
                                             ----------------------------------
                                               Steven M. Rales

                                          By:    /s/ Mitchell P. Rales
                                             ----------------------------------
                                               Mitchell P. Rales



                                          EQUITY GROUP HOLDINGS LLC


                                          By:    /s/ Michael G. Ryan
                                             ----------------------------------
                                               Michael G. Ryan, Vice President


                                          EQUITY GROUP HOLDINGS II LLC


                                          By:    /s/ Michael G. Ryan
                                             ----------------------------------
                                               Michael G. Ryan, Vice President

-------------------------------------      -------------------------------------
CUSIP No. 23585110                         Page 9 of 9 Pages
          -----------------------
-------------------------------------      -------------------------------------


                                   APPENDIX I
                                   ----------

    Equity Group Holdings LLC and Equity Group Holdings II LLC And Members
    ----------------------------------------------------------------------

      The business address of Equity Group Holdings LLC and Equity Group Holdings II LLC is 1250 24th Street, N.W., Washington, DC 20037. The names and business addresses and present principal occupations of the sole members of Equity Group Holdings LLC and Equity Group Holdings II LLC are set forth below. Each individual listed is a citizen of the United States of America.

  Name and Business Address              Present Principal Occupation
  -------------------------              ----------------------------

  Mr. Steven M. Rales                    Chairman of the Board of Danaher and
  Chairman of the Board                  Member of Equity Group Holdings LLC
  Danaher Corporation                    and Equity Group Holdings II LLC
  1250 24th Street, N.W.
  Washington, DC  20037

  Mr. Mitchell P. Rales                  Chairman of the Executive Committee of
  Chairman of the Executive Committee    of Danaher and Member of Equity Group
  Danaher Corporation                    Holdings LLC and Equity Group Holdings
  1250 24th Street, N.W.                 II LLC
  Washington, DC  20037